                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                            NORTH COAST ENERGY, INC.
                            ------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   658649 10 8
                                   -----------
                                 (CUSIP Number)

                             Michael A. Ellis, Esq.
                  Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A.
                        The Tower at Erieview, Suite 2600
                             1301 East Ninth Street
                           Cleveland, Ohio 44114-1824
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 30, 1999
                               ------------------
             (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of secs.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                               Page 1 of 5 Pages


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                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 658649 10 8                                     Page  2  of  5  Pages
          -----------                                         ----    ---

----------- --------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           (entities only)

            NUON INTERNATIONAL PROJECTS bv

----------- -------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                           (a)[ ]
                                                                         (b)[ ]


----------- --------------------------------------------------------------------
     3      SEC USE ONLY


----------- --------------------------------------------------------------------
     4      SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(D) or 2(E)     [ ]


----------- --------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            THE NETHERLANDS
----------- -------- -----------------------------------------------------------
  NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING             3,448,277
     PERSON WITH
                       -------- ------------------------------------------------
                          8     SHARED VOTING POWER

                                114,665
                       -------- ------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                3,448,277
                       -------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,562,942
----------- --------------------------------------------------------------------
     12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)          [ ]


----------- --------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            63.6%
----------- -------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON (See Instructions)

            CO
----------- --------------------------------------------------------------------


                                                               Page 2 of 5 Pages

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         Nuon International Projects bv, a subsidiary of nv Nuon ENW, a limited liability company organized under the laws of the Netherlands ("Nuon"), hereby make the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder. This Schedule 13D relates to the common shares, $0.01 par value (the "Common Stock"), of North Coast Energy, Inc., a Delaware Corporation (the "Company"). Specifically, this Amendment No. 1 to Schedule 13D is being filed in connection with the purchase on September 30, 1999 of an additional 1,149,426 shares of Common Stock of North Coast by Nuon pursuant to outstanding options (the "Transaction"). The Transaction was consummated in accordance with the terms of the previously disclosed Stock Purchase Agreement, dated as of August 1, 1997 (the "1997 Purchase Agreement"), by and between North Coast and Nuon (identified as Exhibit A hereto).

Item 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock of North Coast. The address of the principal executive offices of North Coast is 1993 Case Parkway, Twinsburg, Ohio 44087-2343.


Item 2.  IDENTITY AND BACKGROUND.

         (a -c) This Schedule 13D is being filed by Nuon. Nuon is a division of the Netherlands based nv Nuon ENW, the largest utility in the Netherlands, providing a variety of services, including distribution of gas, electricity, water and telecommunications to over 2.5 million customers. The address of Nuon's principal office and principal business is Utrechtseweg 68, 6812 AH Arnhem, The Netherlands.

         (d) During the last five years, Nuon has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) During the last five years, Nuon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Nuon is a limited liability company organized under the laws of the Netherlands.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The $5 million purchase price for the acquired shares was paid out of the general working capital of Nuon.


                                                               Page 3 of 5 Pages
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Item 4.  PURPOSE OF TRANSACTION.


         The purpose of the Transaction was the exercise by Nuon of the third installment option under the previously reported 1997 Purchase Agreement. Nuon views North Coast as a strategic partner in the energy business that will provide a platform for Nuon to bring to the U.S. the products and services it currently provides overseas. Nuon now owns directly over 63% of the outstanding common stock of North Coast. Omer Yonel, a former employee of Nuon, was appointed Chief Operating Officer in May 1999 and became North Coast's Chief Executive Officer in October 1999. Since Nuon's exercise of the second installment in September 1998, a majority of North Coast's Board of Directors consists of Nuon designees.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of September 30, 1999, Nuon had beneficial ownership of 3,562,942 shares, including 114,665 shares currently owned by Garry Regan, North Coast's President, or 63.6% of the outstanding Common Stock. Under a Voting Agreement dated September 4, 1997 (the "Voting Agreement") by and among Mr. Regan, Charles Lombardy and Nuon, Messrs. Regan and Lombardy agreed to vote their shares of North Coast in accordance with the instructions of Nuon. Mr. Lombardy has sold his shares to Nuon and is no longer subject to the Voting Agreement. Nuon disclaims beneficial interest in the shares owned by Mr. Regan.

         (b) Nuon has sole power to vote and dispose of 3,448,277 shares of Common Stock owned by Nuon and has the shared power to vote currently the 114,665 shares of Common Stock owned by Mr. Regan pursuant to the Voting Agreement.

         (c) On September 30, 1999, Nuon acquired from North Coast 1,042,125 shares of North Coast, representing the third installment under the 1997 Purchase Agreement and 107,301 shares from Charles M. Lombardy and his affiliates. The shares acquired from Mr. Lombardy were purchased in accordance with an April 1999 agreement entered into by North Coast, Nuon and Mr. Lombardy at the time of his resignation as North Coast's Chief Executive Officer.

         (d)      N/A

         (e)      N/A

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Nuon has the power to direct the vote of shares held by Mr. Regan under the Voting Agreement described above. Nuon is a not party to any other contract, arrangement,


                                                               Page 4 of 5 Pages
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understanding or relationship (legal or otherwise) with respect to any securities of North Coast that would have to be described pursuant to this Item
6.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A         Stock Purchase Agreement dated as of August 1, 1997
                           by and between Nuon and North Coast. Incorporated by reference to the exhibit filed with the Commission by North Coast (Commission File No. 0-18691) in its Form
                           8-K, dated August 1, 1997.
                           (Previously Filed)

         Exhibit B         Voting Agreement dated as of September 4, 1997, by
                           and among Nuon, Regan and Lombardy.
                           (Previously Filed)


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                     NUON INTERNATIONAL PROJECTS bv




Dated: December 14, 1999             By:  /s/ Carel Kok,
                                          --------------------------------------
                                          Carel Kok,
                                          Director of Corporate Strategy and M&A